Citigroup Global Markets Holdings Inc.	May 28, 2026 Medium-Term Senior Notes, Series N Pricing Supplement No. 2026-USNCH31900 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-293732 and 333-293732-02

Callable Fixed Rate Notes Due July 1, 2027

▪	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes pay interest at maturity at the fixed per annum rate indicated below.

▪	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

▪	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	May 28, 2026
Original issue date:	June 1, 2026
Maturity date:	July 1, 2027, provided that if that day is not a business day, the maturity date will be postponed to the next succeeding business day
Payment at maturity:	$1,000 per note plus accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding the maturity date, unless previously redeemed by us: 4.05%
Interest period:	The period from and including the original issue date to but excluding the interest payment date or earlier date of redemption, as applicable
Interest payment date:	The maturity date. The interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or redemption date, as applicable.
Day count convention:	Actual/360 Adjusted. See “Determination of Interest Payment” in this pricing supplement.
Redemption:

Beginning on December 1, 2026, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	December 1, 2026, March 1, 2027 and June 1, 2027, provided that if any such day is not a business day, the applicable redemption date will be postponed to the next succeeding business day
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17291WAB7 / US17291WAB72
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$0.30	$999.70
Total:	$50,000,000.00	$15,000.00	$49,985,000.00

(1) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $999.70 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (2) below. See “General Information—Fees and selling concessions” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $0.30 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $0.30 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the notes.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and accrued and unpaid interest from the original issue date to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	Single interest payment. You will not receive periodic interest payments on the notes. The notes offer a single payment of interest on the interest payment date, which is the maturity date, or, if redeemed prior to maturity, on the applicable redemption date.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or anticipated changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Global Markets Holdings Inc.’s or Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in the credit ratings of either entity or any increase, or anticipated increase, in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

Citigroup Global Markets Holdings Inc.

General Information
Temporary adjustment period:	For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated as debt instruments that are issued with original issue discount (and without any qualified stated interest) for U.S. federal income tax purposes. As a result, U.S. Holders (as defined in the accompanying prospectus supplement) will be required to include original issue discount in their taxable income over the term of the notes on a constant-yield basis, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Original Issue Discount.”

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information regarding the U.S. federal income tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $999.70 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $0.30 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $0.30 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales to it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A.
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Citigroup Global Markets Holdings Inc.

Determination of Interest Payment

The amount of the interest payment on the maturity date or redemption date, as applicable, will equal (i) the stated principal amount of the notes multiplied by the interest rate per annum, multiplied by (ii) the day count fraction, where the day count fraction is equal to the quotient of the actual number of calendar days in the applicable interest calculation period, divided by 360. For purposes of the above formula, the “interest calculation period” is the period from and including the original issue date to but excluding the maturity date or redemption date, as applicable.

Hypothetical Examples

The following examples illustrate how the payments on the notes will be calculated with respect to a hypothetical redemption date on which we exercise our right in our sole discretion to redeem the notes and, if we do not redeem the notes prior to maturity, on the maturity date. The examples below assume that the day count fraction with respect to an applicable redemption date or the interest payment date is the number indicated below. The hypothetical payments in the following examples are for illustrative purposes only, do not illustrate all possible payments on the notes and may not correspond to the actual payment applicable to a holder of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: We elect to exercise our right to redeem the notes on the first redemption date, which is six months after the original issue date.

In this example, we would pay you on the first redemption date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 4.05%) × day count fraction

($1,000 × 4.05%) × (183/360) = $20.5875

Therefore, you would receive a total of $1,020.5875 per note (the stated principal amount plus $20.5875 of interest) on the first redemption date.  Because the notes are redeemed on the first redemption date, you would not receive any further payments from us.

Example 2: The notes are not redeemed prior to the maturity date.

In this example, we would pay you on the maturity date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 4.05%) × day count fraction

($1,000 × 4.05%) × (395/360) = $44.4375

Therefore, you would receive a total of $1,044.4375 per note (the stated principal amount plus $44.4375 of interest) on the maturity date, and you would not receive any further payments from us.

Because we have the right to redeem the notes prior to the maturity date, there is no assurance that the notes will remain outstanding until the maturity date.  You should expect the notes to remain outstanding after the first redemption date only if the interest rate payable on the notes is unfavorable to you as compared to other market rates on comparable investments at that time.

Certain Selling Restrictions

Notice to Canadian Investors

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement or an accompanying product supplement, prospectus supplement or prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, except that such

Citigroup Global Markets Holdings Inc.

counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to Citigroup Global Markets Holdings Inc. or Citigroup Inc., the indenture, the notes, the related guarantee (together with the indenture and the notes, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security.

In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 25, 2026, which has been filed as an exhibit to the Registration Statement on Form S-3 by Citigroup Global Markets Holdings Inc. and Citigroup Inc. on February 25, 2026, that the Documents have been duly authorized, executed, authenticated (if applicable) and delivered by, and are each a valid, binding and enforceable agreement of, each party thereto (other than as expressly covered above in respect of Citigroup Global Markets Holdings Inc. and Citigroup Inc.) and that the terms of the notes and the issuance, execution, delivery and performance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. of the notes and the related guarantee do not contravene, or constitute a default under, any judgment, injunction, order or decree or any agreement or other instrument binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2026 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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